March 3, 2006
Securities and Exchange Commission
Washington, D.C. 20549-7010
Subject: Response to Correspondence Dated February 15, 2006
Meadow Valley Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005

File No. 0-25428
Dear Ms. Do:
     In response to your letter to us dated February 15 2006, we have responded to the Staff’s comments using the same paragraph numbers contained in the Staff’s letter to us dated February 15, 2006.
Form 10-K for the year ended December 31, 2004
12. Income Taxes, page 37
     1. Our statement made in the letter dated December 28, 2005 was with complete clarity of the past year operating results of 2005, which at the time of preparing the 2004 10-K was not available. We believe that our decision to carry a valuation allowance against the net operating loss deferred tax asset was in the best interest of the shareholders and reflective of the continuing operating losses. However, after discussions with the members of our audit committee and board of directors we will amend our December 31, 2004 form 10-K as well as our subsequent Form 10-Q’s for each quarter in 2005 as requested.
     2. After further discussions with the members of our audit committee and board of directors we will amend our December 31, 2004 form 10-K as well as our subsequent Forms 10-Q for each quarter in 2005 to retroactively restate our income tax expense and net income for these amounts.
Form 10-Q for the period ended September 30, 2005
8. Income Taxes, page 16
3. As a result of the above agreed upon restatements to our prior filings we consider this matter resolved.
4. We concluded that we would restate our December 31, 2004 form 10-K and subsequent forms 10-Q at the conclusion of a special audit committee meeting held March 2, 2006. We intend to file a form 8-K pursuant to item 4.02(a) within four business days of that decision.
     We intend to file our restated form 10-K and forms10-Q on or before March 31, 2006. We would request that the commission review our restated forms 10-K and 10-Q prior to filing. Included in the proposed restated form 10-K we will provide a reissued audit opinion, updated portions of the
P.O. Box 60726 Phoenix, Arizona 85082-0726	Telephone: 602-437-5400 Fax: 602-437-1681

Securities and Exchange Commission
March 3, 2006

document which were affected, including MD&A, updated certifications, updated Item 9A. (Item 4 in form 10-Q) to include the following:
•	A discussion of the facts and circumstances surrounding the circumstances

•	Consideration of the effect on the CEO and Principal Accounting Officer’s original conclusions regarding the effectiveness of their disclosure controls and procedures

•	Changes to internal controls over financial reporting

•	Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
     We trust that the responses provided herein satisfactorily address your comments. We acknowledge that the company is: a) responsible for the adequacy and accuracy of the disclosures in our filings; b) that our responses to the Staff comments or changes in our disclosures do not foreclose the Commission from taking any action with respect to the filing, and; c) that the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
MEADOW VALLEY CORPORATION
/s/ Clint L. Tryon
Clint L. Tryon
Principal Accounting Officer